Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

The below screen shots are derived from a website made available to employees of Johnson Controls, Inc.

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Tyco Merger

Johnson Controls + tyco

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Frequently Asked Questions

Background	Building Efficiency	Compensation and Benefits	Customers
Employee Relations	Integration Details	Power Solutions	Shareholders

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Announcements and Media

Title	Modified
Next layer of leaders announced for integration team	4 hours ago
Merger integration leaders named	March 16
Johnson Controls CEO: Supplier never received auto bailout money	March 16
Johnson Controls stands by its record related to auto bailout funds	March 16
Johnson Controls to merge with Tyco	March 16

Communication Resources

Name		Modified
Merger Infographic	...	About a minute ago
Merger Infographic	...	4 hours ago
Merger Town Hall Presentation	...	March 16

NO OFFER OR SOLICITATION

ADDITIONAL INFORMATION AND WHERE TO FIND IT

PARTICIPANTS IN THE SOLICITATION

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Johnson Controls to merge with Tyco	March 16

Communication Resources

Name		Modified
Merger Infographic	...	About a minute ago
Merger Infographic	...	4 hours ago
Merger Town Hall Presentation	...	March 18

NO OFFER OR SOLICITATION

ADDITIONAL INFORMATION AND WHERE TO FIND IT

PARTICIPANTS IN THE SOLICITATION

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

Tyco Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "plan," "predict," "project," "forecast," "guidance," "goal," "objective," "prospects," "possible" or "potential," by future conditional verbs such as "assume," "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco's reports filed with the SEC, which are available at www.sec.gov and www.tyco.com under the "Investor Relations" tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company's operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco's business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication other than that relating to Tyco and the Tyco group of companies and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

The following documents were made available to Johnson Controls Inc. employees on the website pictured above.

Merger integration leaders named
Integration Management Office formed as merger planning picks up speed

In January, Johnson Controls and Tyco entered into a definitive merger agreement to create a global leader in building products and technology, energy storage and integrated solutions.

As the first strategic step in the process of bringing the two companies together, a joint Integration Management Office (IMO) has been established. This leadership group is responsible for determining how the combined company will operate post-merger.

The collective integration team will be responsible for:

•                  Designing the new Johnson Controls — selecting the best of both companies

•                  Ensuring day one readiness

•                  Delivering revenue and expense synergies across the organizations

•                  Aligning on an operating model that positions the new company for growth and improves the customer experience

Mike Bartschat, vice president and chief procurement officer for Johnson Controls, will co-lead the Integration Management Office with Tyco’s Bob Roche, senior vice president, Business Finance. Mike will continue to lead the Procurement organization for Johnson Controls.

The IMO leaders for key workstreams have also been identified:

In addition, a Go-to-Market Team has also been established to define market requirements for organization-facing field operations in the buildings space. This crucial work group will be co-led by

Building Efficiency President Bill Jackson and Tyco’s Girish Rishi, executive vice president, North America Installation and Services and Tyco Retail Solutions. Trent Nevill will also contribute to this project as he works through his transition from vice president, Systems and Service, North America to president, Asia Pacific.

This team will take several weeks to complete work to inform the future organizational design based on customer buying behaviors and competitive positioning. The insight resulting from this group will drive many of the integration team’s subsequent steps.

In addition, leaders from both companies are being identified to staff a number of Value Capture Teams that will focus on securing the operational synergies of the merger. These assignments will be communicated in the coming weeks as teams begin mobilizing.

###

Next layer of leaders announced for integration team
IMO introduces Tower Leaders as part of Value Capture Teams

The Integration Management Office (IMO) <link to original IMO announcement> has selected additional integration team members — Executive Sponsors and the respective Tower Leaders from both companies.

This team will focus on planning how to deliver value by optimizing their functions and/or processes and improving overall efficiency. Tower leaders will manage the Value Capture Teams, develop tailored processes and their tower work plan, coordinate integration activities, and support the integration leaders and steering committee on driving key decisions.

Tower Leaders will be responsible for driving value creation with the oversight of the executive sponsors:

Additional teams, sub-teams and leaders may added as the integration progresses.

###

Q&A

BACKGROUND

•                  What is happening?

Johnson Controls has entered into a definitive merger agreement with Tyco, a global fire and security provider, to create the multi-industrial leader in building products and technology, energy storage and integrated solutions.

•                  Why are we doing this?

Growth. The merger will connect comprehensive portfolios of controls, HVAC, fire and security and energy systems to advance unique capabilities in technology and application expertise including design, installation and value-added services. Johnson Controls and Tyco link complementary branch networks and access to independent channels for global growth, which enhances the revenue and earnings growth profile of the established businesses.

•                  Who is Tyco?

Tyco, headquartered in Cork, Ireland, is the world’s largest dedicated fire protection and security company. Its 57,000 employees in more than 900 locations take a consultative approach to deliver tailored, industry-specific solutions, and its global reach allows it to anticipate changes across geographies and industries, and deploy the right solutions rapidly.

•                  When is the transaction expected to close?

The merger is expected to close by the end of fiscal year 2016.

•                  Why a merger and not an acquisition?

This merger is really about a vision for the combined company after the spin of Adient, bringing together two advantaged industries. Given the relative size and value of Tyco and Johnson Controls following the spin of Adient, a merger is the most appropriate approach to the combination of the two companies. The merger will reflect united leadership and a “best of both” approach as we work through the details of integration.

•                  Does this mark the end of Johnson Controls’ transformation journey?

This is a key milestone in our strategy to transform Johnson Controls into a recognized multi-industrial global company. With this transaction, our portfolio will fully reflect this vision. Of course, no corporate journey is ever complete—portfolio management will be an ongoing part of management disciplines and strategic plans. With that being said, we will have an unwavering focus on first closing the Tyco transaction and then ensuring it will be integrated successfully.

•                  Why combine now before the automotive spin is completed? Isn’t the deal simpler after the separation?

This is a highly strategic combination and the value creation is significant for both companies. We felt this was an opportune time and did not want to wait. It is also beneficial for us to have the vision and operating requirements for the new company in mind as we continue to work through the separation of Adient.

INTEGRATION DETAILS

•                  Why not domicile in the U.S.?

Tyco is already domiciled in Ireland. There are some benefits for being domiciled there; this is the best choice for our shareholders and for Tyco’s shareholders, who have already chosen to invest in an Irish-domiciled company. The majority of our revenue and employee population are based outside of the United States.  Keeping the Irish domicile retains maximum flexibility for our balance sheet and the ability to invest in growth opportunities everywhere around the world, including in the United States.

•                  Where will the new company be headquartered?

The combined company’s global headquarters will be in Cork, Ireland. The primary operational headquarters in North America will be in Milwaukee.

•                  Will Johnson Controls still be listed on the New York Stock Exchange?

Yes. The combined company will be listed on the New York Stock Exchange under the ticker JCI.

•                  What will happen to the Johnson Controls brand?

The merged company will use the Johnson Controls name, as well as our logo.

•                  Given the new company is called Johnson Controls, what will happen to the Tyco name?

During the merger, we’ll develop a comprehensive brand strategy and plan to leverage brands of both companies in places where the brands are valuable.

•                  How will Alex Molinaroli and George Oliver split responsibilities?

At the closing of the merger, Alex will be the chairman and CEO, and George Oliver will be president and chief operating officer with reporting responsibility for the operating businesses and leadership of integration.  18 months after the merger, George Oliver will become CEO, and Alex will become Executive Chairman for a 12 month period.  After that time, George will become CEO and chairman.

•                  Have other key management positions been decided?

No. Organizational decisions, including details related to the Board of Directors and senior management, will be determined through the integration process.

•                  How will the businesses be integrated? Will Tyco become part of BE?

Tyco and Johnson Controls are merging. The integration of world-class controls, HVAC, fire and security businesses will be addressed through a comprehensive integration plan in place by the time the merger closes. We’re excited to bring these businesses together.

COMPENSATION AND BENEFITS

•                  Should Johnson Controls employees expect any changes to compensation?

Our company’s philosophy has always been, and will continue to be, to offer a competitive pay and benefits package that delivers value to our employees.  The merger with Tyco does not change that philosophy.

Each year, we review our pay and benefits programs, and changes may occur due to market conditions and other factors.  Human resources policies and business systems will naturally be addressed as a part of the overall integration process.

•                  Should Johnson Controls employees expect any changes to benefits?

Our company’s philosophy has always been, and will continue to be, to offer a competitive pay and benefits package that delivers value to our employees.  The merger with Tyco does not change that philosophy.

Each year, we review our pay and benefits programs, and changes may occur due to market conditions and other factors.  Human resources policies and business systems will naturally be addressed as a part of the overall integration process.

EMPLOYEE RELATIONS

•                  How will this impact the business units in terms of headcount reductions?

This is a growth move for Johnson Controls, and we expect that we will ultimately create new opportunities across the company as we capture the new prospects this merger will create.  Since the agreement has just been signed, we don’t have more specific information at this time.  Details of specific organizational plans will be defined through the integration process.  As usual, we are committed to being as transparent as we can be with this process, and we will communicate more information as we are able to do so.

•                  What does this mean for Milwaukee?

Milwaukee will be the primary operational headquarters in North America of a significantly larger and more valuable global company.  We see this as a win for Milwaukee and look forward to our continued and strengthened commitment to the community.

CUSTOMERS

•                  Johnson Controls exited some of its services offering with the sale of GWS. Why is Johnson Controls merging with a service company?

GWS was a business with a “services only” model that did not align well with Johnson Controls’ industrial capabilities and vision for the company.  Tyco is more similar to our HVAC business in Building Efficiency.  They have significant global products businesses, and the services they provide are value-added services that are directly tied to the products and technology they provide. Tyco’s product strengths and global branch network are highly complementary to our own branch network.

BUILDING EFFICIENCY

•                  Will Tyco become part of Building Efficiency or a separate business unit within JCI?

As you can imagine, there are many details and implications to a merger of this magnitude.  Final decisions on structure, operations, etc. have not been made. We will be working through this, and many other topics, over the coming months and will establish an ongoing communications cadence so that you are kept up to speed on our progress. Since we do not expect the deal to be final until September, it’s business-as-

usual so please keep your focus on serving your customers, keeping commitments and winning business every day.

•                  How will Tyco integrate with our branches?  Regardless of the organizational structure, we are both in the building.

The merger will enable us to offer a broader portfolio of products and services to our customers.  We have very complementary business models and geographic footprints between our two companies, which represent opportunities for operating synergies as well as growth.  The details of integration will be determined through a robust integration process similar to those you’ve seen us use in other strategic transactions and major change programs.

•                  What happens to our regional structure?  Is Tyco organized in a similar structure (e.g.: 4 regions)?  Will there be layoffs?

As with the branch structure, this is another one of the areas that will be addressed through the integration process.

•                  Can we start to reach out to our local Tyco counterparts?

Until the deal closes, it’s business as usual.  If you partner with Tyco today, you can continue to partner on an arm’s-length basis. If you compete, you’ll continue to compete.  We are separate companies until the deal is closed so we must continue to operate independently from Tyco.  Please consult with your Legal Business Partner with any questions you may have.

•                  Will I have access to the complete Tyco product offering once the deal is final, including their fire products?

We already have access to the Tyco security products and are a very strong reseller for them. The details of distribution and channel strategies will be addressed through the integration process.

•                  How does the merger affect partnerships we have with Tyco competitors?

We have partnerships and supply agreements with companies based on our customers’ preferences and specifications. We sell partner products that compete with JCI products (P2000 in this case but also HVAC devices such as valves, actuators, etc.) and expect to continue to do what is in our customers’ best interest.

•                  What’s the impact on P2000?  How should I explain this merger to my customers?

P2000 is JCI’s flagship access control and integration platform with a rich set of customers over a long history, in some of the most prestigious buildings and mission critical applications in the world. This merger will significantly enhance our position in the security and fire business. Our customers can be assured their investments are protected.  In fact, we are in the process of rolling out a new version of P2000, as we speak. If you are in the process of selling a P2000 job, keep selling.

•                  I sell to Federal Government customers — how does this merger impact my ability to sell, given we become an Ireland based company?

Tyco already has federal government customers.  There is a process we will go through with the Federal Government to mitigate any concerns or issues related to foreign domicile. We do not expect this to cause any disruption in our ability to sell to or service any of our current pipeline opportunities or installed customers.

POWER SOLUTIONS

•                  How does Power Solutions fit into the company going forward?

This merger is completely consistent with the vision we’ve shared to be a global multi-industrial leader with focused buildings and energy growth platforms.  Power Solutions is a strong growth, high-profit margin industrial business with a strong aftermarket and new market opportunities. Power Solutions will remain a core component of the merged company.  We will continue to make investments and expand our energy storage business in the future.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements

There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab.

Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules

The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction,

Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.